

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631 October 13, 2015

Via E-mail
John J. DiRocco, Jr.
Senior Corporate Counsel & Assistant Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, IL 60532

Re: SunCoke Energy Partners, L.P.
Registration Statement on Form S-3
Filed September 24, 2015
File No. 333-207112

Dear Mr. DiRocco:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please indicate the market price of your common units as of the latest practicable date on your prospectus cover page, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K.

Information We Incorporate by Reference, page ii

2. Please remove your exclusion of Items 6, 7, and 8 of your Form 10-K from incorporation by reference. We note that your Form 8-K filed April 30, 2015 updates these items to reflect the effects of your treatment of the Granite City Dropdown as combination of business under common control.

<u>Selling Unitholder, page 47</u>

3.   Please describe the transaction—the contribution agreement with Raven Energy Holdings, LLC—pursuant to which the selling unitholder acquired the common units being offered for resale.

4.   Please revise your disclosure under "Common Units Owned Prior to Offering" in the selling unitholder table to reflect that Raven Energy Holdings, LLC owns 4,847,287 common units prior to this offering.

5.   Please disclose the name of the natural person or persons who exercise voting and/or dispositive power over the common units offered by Raven Energy Holdings, LLC. For guidance, please refer to Regulation S-K C&DI Question 140.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Benjamin F. Rikkers, Esq.
       Foley & Lardner LLP